Registration No. 333-148203

Farm Bureau Life Variable Account

Individual Variable Universal Life Insurance Policy

Issued By

Farm Bureau Life Insurance Company

ANNUAL NOTICE

May 1, 2026

This Annual Notice for the individual variable universal life insurance policy (the “Policy”) issued by Farm Bureau Life Insurance Company provides you with an update of changes to your Policy that have occurred since April 30, 2025. In addition, this Annual Notice provides key information about your Policy that you should review, including a current list of Investment Options available under your Policy. Please read this Annual Notice carefully and retain it with your Policy prospectus for future reference.

The most recent prospectus for the Policy, dated May 1, 2009, contains more information about the Policy, including its features, benefits, and risks. You can find the most recent audited financial statements of the Farm Bureau Life Variable Account and the Company online at www.fbfs.com/variable-product-documents. You can also request this information at no cost by calling 1-800-247- 4170 or sending an email request to LifePolicyService@fbfs.com.

More information about the Investment Options is available in the prospectuses for the Investment Options, which may be amended from time and time and can be found online at www.fbfs.com/variable-product-documents. You can also request this information at no cost by calling 1-800-247-4170 or sending an email request to LifePolicyService@fbfs.com.

Additional information about certain investment products, including variable life insurance, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

The Securities and Exchange Commission has not approved these securities or determined that this Annual Notice is accurate or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

Definitions	3

Updated Information About Your Policy	5

Important Information You Should Know About the Policy	6

APPENDIX: Investment Options Available Under the Policy	10

DEFINITIONS

Accumulated Value: The total amount invested under the Policy. It is the sum of the values of the Policy in each Subaccount of the Variable Account, the value of the Policy in the Declared Interest Option and any amounts transferred to the Declared Interest Option to secure any outstanding Policy Debt.

Attained Age: The Insured’s age on his or her last birthday on the Policy Date plus the number of Policy Years since the Policy Date.

Business Day: Each day that the New York Stock Exchange is open for trading. Assets are valued at the close of each Business Day (generally, 3:00 p.m. central time).

Company, we, us, our: Farm Bureau Life Insurance Company.

Declared Interest Option: A part of the Company’s General Account. Policyowners may allocate premiums and transfer Accumulated Value to the Declared Interest Option. The Company credits Accumulated Value in the Declared Interest Option with interest at an annual rate guaranteed to be at least 4%.

Fund: An investment company registered with the SEC under the Investment Company Act of 1940 as an open-end, diversified management investment company or unit investment trust in which the Variable Account invests.

General Account: The assets of the Company other than those allocated to the Variable Account or any other separate account.

Grace Period: The 61-day period (31-day period in certain states) beginning on the date we send notice to the Policyowner that Net Accumulated Value or Net Surrender Value is insufficient to cover the monthly deduction.

Insured: The person upon whose life the Company issues a Policy.

Investment Option: A Fund, or a separate investment portfolio of a Fund in which a Subaccount invests.

Maturity Date: The Insured’s Attained Age 121. It is the date when the Policy terminates and the Policy’s Accumulated Value less Policy Debt becomes payable to the Policyowner or the Policyowner’s estate.

Monthly Deduction Day: The same date in each month as the Policy Date. The Company makes the monthly deduction on the Business Day coinciding with or immediately following the Monthly Deduction Day.

Net Accumulated Value: The Accumulated Value of the Policy reduced by any outstanding Policy Debt and increased by any unearned loan interest.

Net Surrender Value: The Surrender Value minus any Policy Debt plus any unearned loan interest.

Partial Withdrawal Fee: A fee we assess at the time of any partial withdrawal equal to the lesser of $25 or 2% of the Accumulated Value withdrawn.

Policy: The individual variable universal life insurance policy, which term includes the Policy described in the Policy prospectus, the Policy application, any supplemental applications and any endorsements or additional benefit riders or agreements.

Policy Anniversary: The same date in each year as the Policy Date.

Policy Date: The date set forth on the Policy data page which we use to determine Policy Years, Policy Months and Policy Anniversaries. The Policy Date may, but will not always, coincide with the effective date of insurance coverage under the Policy.

Policy Debt: The sum of all outstanding Policy Loans and any due and unpaid Policy Loan interest.

Policy Loan: An amount the Policyowner borrows from the Company using the Policy as the sole security.

Policy Month: A one-month period beginning on a Monthly Deduction Day and ending on the day immediately preceding the next Monthly Deduction Day.

Policyowner, you, your: The person who owns a Policy. The Policyowner is named in the application.

Policy Year: A twelve-month period that starts on the Policy Date or on a Policy Anniversary.

Specified Amount: The minimum death benefit payable under a Policy so long as the Policy remains in force. The Specified Amount as of the Policy Date is set forth on the data page in each Policy.

Subaccount: A subdivision of the Variable Account which invests exclusively in shares of a designated Investment Option of a Fund.

Surrender Charge: A charge we assess at the time of any surrender during the first ten Policy Years and for ten years following an increase in Specified Amount.

Surrender Value: The Accumulated Value minus the Surrender Charge.

Variable Account: Farm Bureau Life Variable Account, a separate investment account the Company established to receive and invest the premiums paid under the Policies.

UPDATED INFORMATION ABOUT YOUR POLICY

The information in this Annual Notice is a summary of certain Policy features that have changed since April 30, 2025. This may not reflect all of the changes that have occurred since you entered into your Policy.

Effective May 1, 2026, the Columbia Small Cap Value Fund was renamed the Columbia Small Cap Value Discovery Fund, as reflected in the Appendix to this Annual Notice.

In reliance on relief from the SEC staff ("SEC Relief"), we may temporarily delay the payment of proceeds from a surrender or partial withdrawal attributable to the Subaccounts if we reasonably believe that financial exploitation of a Policyowner, who is (i) age 65 or older, or (ii) age 18 or older who we reasonably believe has a mental or physical impairment that renders them unable to protect their own interests, has occurred, is occurring, has been attempted, or will be attempted. Subject to the conditions of the SEC Relief, payment of the proceeds may be delayed for up to 55 Business Days. During the period of any such payment delay, the proceeds will be held in the Federated Hermes Government Money Fund II Subaccount as we investigate and work with appropriate regulatory and other lawful authorities to resolve the matter. No later than two Business Days after the temporary hold has been imposed, we will provide oral or written notice of the temporary hold and the reason for the temporary hold to the Policyowner, a trusted contact person the Policyowner previously identified to us and any other person(s) eligible to submit orders related to the Policy, unless we suspect the other person(s) of having engaged in, engaging in, having attempted or attempting financial exploitation of the Policyowner. We may also delay the payment of Policy Loan proceeds in similar circumstances following the same procedures.

You may call us toll-free at 1-800-247-4170 or write to us at 5400 University Avenue, Des Moines, Iowa 50266 to request additional information and to ask questions about our ability to temporarily delay the payment of proceeds in reliance on the SEC Relief.

IMPORTANT INFORMATION YOU SHOULD KNOW ABOUT THE POLICY

FEES AND EXPENSES		LOCATION IN PROSPECTUS
Charge for Early Withdrawal

If you make a partial withdrawal from your Policy in any Policy Year, we assess a Partial Withdrawal Fee equal to the lesser of $25 or 2% of the amount withdrawn to compensate us for costs incurred in accomplishing the withdrawal. We deduct this fee from the Accumulated Value.

For example, if you were to make a partial withdrawal (of more than $1,250) when your Accumulated Value is $100,000, you would be assessed a Partial Withdrawal Fee of $25.

If you make a full surrender of your Policy during the first 10 Policy Years, or during the first 10 Policy Years following an increase in Specified Amount (to the extent of the increase), we assess a Surrender Charge that varies based on the Policy Year and the individual characteristics of the Insured (e.g., age, sex, and underwriting class). You should view the specifications page of your Policy for rates applicable to your Policy. The maximum Surrender Charge for any Policy is $51.10 per $1,000 of Specified Amount. We deduct this charge from the amount surrendered.

For example, if you were to make a full surrender during the first Policy Year after your Policy purchase (and your Specified Amount is $100,000), then you could be assessed a charge of up to $5,110.

Charges and Deductions
Transaction Charges	In addition to Surrender Charges, you may also be charged for other transactions. These charges include transfer charges.	Charges and Deductions
Ongoing Fees and Expenses (annual charges)

In addition to Surrender Charges and transaction charges, an investment in the Policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the Policy, administration, mortality and expense risks, loan charges, and the cost of optional benefits under the Policy.

Charges and Deductions

FEES AND EXPENSES			LOCATION IN PROSPECTUS

These fees and expenses may be set based on characteristics of the Insured under the Policy (e.g., age, sex, and underwriting class). You should view the specifications page of your Policy for rates applicable to your Policy.

Policyowners will also bear expenses associated with the Investment Options available under the Policy, as shown in the following table:

Annual Fee	Minimum	Maximum
Investment Options (portfolio company fees and expenses) *	0.34%	1.30%

*As a percentage of Investment Option assets.

RISKS		LOCATION IN PROSPECTUS
Risk of Loss	You can lose money by investing in the Policy, including loss of principal.	Policy Benefits/Risk Summary – Policy Risks
Not a Short-Term Investment

This Policy is not a short-term investment vehicle and is not appropriate for an investor who needs ready access to cash.

●       We apply a Partial Withdrawal Fee with respect to a partial withdrawal made during any Policy Year.

●    We apply a Surrender Charge with respect to a full surrender during the first 10 Policy Years, and during the first 10 Policy Years following an increase in Specified Amount.

●        The foregoing charges will reduce the value of your Policy and are minimized the longer you hold the Policy.

●     Tax deferral is more beneficial to investors with a long-time horizon.

Policy Benefits/Risk Summary – Policy Risks Charges and Deductions
Risks Associated with Investment Options

An investment in the Policy is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options.

Each Investment Option (including the Declared Interest Option) has its own unique risks. You should review these Investment Options before making an investment decision.

Policy Benefits/Risk Summary – Policy Risks Farm Bureau Life Insurance Company and the Variable Account
Insurance Company Risks

An investment in the Policy is subject to the risks related to Farm Bureau Life Insurance Company, including that any obligations (including under the Declared Interest Option), guarantees, or benefits of the Policy are subject to the claims-paying ability of the Company. More information about the Company, including its financial strength ratings, is available by calling toll- free at 1-800-247-4170 or writing to: Farm Bureau Life, 5400 University Avenue, West Des Moines, Iowa 50266.

Farm Bureau Life Insurance Company and the Variable Account
Policy Lapse

The Policy may lapse if the Net Surrender Value is insufficient on a Monthly Deduction Day to cover the monthly deduction and a Grace Period expires without a sufficient payment. The Policy will not lapse during the first 10 Policy Years if you have paid sufficient premiums to meet the cumulative no lapse guarantee monthly premium requirement on each Monthly Deduction Day. We will notify you that the Policy will lapse at the end of the Grace Period unless you make a sufficient payment. If your Policy lapses, no death benefit will be payable under the Policy.

The Policy – Policy Lapse and Reinstatement

Whether a Policy lapses depends on the level of Net Surrender Value, which is affected by the amount of premiums you paid, the amount of withdrawals you took, the amount of Policy Debt, and the investment performance of the Investment Options and the Declared Interest Option. Poor investment performance, high amounts of Policy Debt or withdrawals, and payment of insufficient premiums increases the risk of Policy lapse.

Prior to the Maturity Date, you may apply to reinstate a lapsed Policy at any time within 5 years of the Monthly Deduction Day immediately preceding the Grace Period which expired without payment of the required premium. Among the items you must submit in your reinstatement application is a premium that is at least sufficient to keep the Policy in force for three months.

RESTRICTIONS		LOCATION IN PROSPECTUS
Investments

Currently, the first twelve transfers in a Policy Year may be effected without a transfer charge. But we impose a transfer charge of $10 for the thirteenth and each subsequent transfer in a Policy Year.

You can no longer allocate premiums or transfer Accumulated Value to the Columbia Small Company Growth Subaccount.

Only one transfer per Policy Year is permitted between the Declared Interest Option and the Variable Account.

We reserve the right, subject to compliance with applicable law, to make additions to, deletions from or substitutions for the shares of the Investment Options that the Variable Account holds or that the Variable Account may purchase.

Charges and Deductions

The Declared Interest Option – Transfers, Partial Withdrawals, Surrenders and Policy Loans

Farm Bureau Life Insurance Company and the Variable Account – Addition, Deletion, or Substitution of Investments

Optional Benefits	We offer several optional riders under the Policy. The insurance features added through these riders include, among other things, accelerated payment of the death benefit and child term life insurance. The optional riders may be terminated in certain circumstances, such as in the case of Policy lapse. We do not have the right to terminate an optional benefit in our sole discretion. We also offer the ability to take Policy Loans. The maximum loan amount that we allow at any time may not exceed 90% of the Net Surrender Value of the Policy (100% in some states). We charge interest on Policy Loans	Additional Insurance Benefits
TAXES		LOCATION IN PROSPECTUS
Tax Implications

You should consult with a tax professional to determine the tax implications of an investment in and payments received under the Policy.

There is no additional tax benefit to you if the Policy was purchased through a tax-qualified plan.

Withdrawals will be subject to ordinary income tax and may be subject to tax penalties.

Federal Tax Matters

CONFLICTS OF INTEREST		LOCATION IN PROSPECTUS
Investment Professional Compensation	We have discontinued new sales of the Policies to the public. We summarize below the kinds of compensation paid in connection with past sales of the Policy and on an ongoing basis.	Distribution of the Policies
Investment professionals receive compensation for selling the Policy to investors (e.g., in the form of cash commission payments). In addition to commissions and other forms of cash compensation, certain investment professionals also may receive non-cash compensation. Non-cash compensation can entail payment for conferences, seminars, meals, sporting events, theater performances, travel, lodging and/or entertainment as well as prizes and awards. Finally, investment professionals may receive other payments from the Company for services that do not directly involve the sale of the Policies, including payments made for the recruitment and training of personnel, production of promotional literature and similar services.
These investment professionals have a financial incentive to offer or recommend the Policy over another investment.
Exchanges

Because the Policy is no longer sold, you would not be affected by a scenario in which you are asked to replace an existing life insurance policy you own with a new purchase of this Policy. In general, you should be aware that some investment professionals may have a financial incentive to offer you a new policy in place of the Policy you already own. Thus, in general, you should only exchange your life insurance Policy if you determine, after comparing the features, fees, and risks of both policies, and any fees or penalties to terminate the existing Policy, that it is preferable for you to purchase the new policy rather than continue to own the existing Policy.

The Policy

APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY

The following is a list of Investment Options available under the Policy. More information about the Investment Options is available in the prospectuses for the Investment Options, which may be amended from time and time and can be found online at www.fbfs.com/variable-product-documents. You can also request this information at no cost by calling 1-800-247-4170 or sending an email request to LifePolicyService@fbfs.com.

The current expenses and performance information below reflects fees and expenses of the Investment Options, but do not reflect the other fees and expenses that your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Investment Option’s past performance is not necessarily an indication of future performance. Updated performance information is available at no cost by visiting the website or calling the telephone number above.

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
Investment results that correspond to investment performance of non-U.S. common stocks, as represented by the MSCI® EAFE Index	CALVERT VARIABLE TRUST, INC. CVT EAFE International Index Portfolio Calvert Research and Management (Adviser) Ameritas Investment Partners, Inc. (Subadviser)	0.68%*	30.64%	8.31%	7.63%
Investment results that correspond to investment performance of U.S. common stocks, as represented by the NASDAQ-100® Index	CALVERT VARIABLE TRUST, INC. CVT NASDAQ-100 Index Portfolio Calvert Research and Management (Adviser) Ameritas Investment Partners, Inc. (Subadviser)	0.49%*	20.39%	14.73%	19.09%
Investment results that correspond to investment performance of U.S. common stocks, as represented by the Russell 2000® Index	CALVERT VARIABLE TRUST, INC. CVT Russell 2000® Small Cap Index Portfolio – Class F Calvert Research and Management (Adviser) Ameritas Investment Partners, Inc. (Subadviser)	0.60%*	12.23%	5.62%	9.08%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
Investment results that correspond to total return performance of U.S. common stocks, as represented by the S&P MidCap 400® Index	CALVERT VARIABLE TRUST, INC. CVT S&P MidCap 400 Index Portfolio – Class F Calvert Research and Management (Adviser) Ameritas Investment Partners, Inc. (Subadviser)	0.53%*	6.92%	8.55%	10.13%
Long-term capital appreciation with a global equity strategy that offers flexibility to invest in both growth and value stocks	COLUMBIA THREADNEEDLE INVESTMENTS Columbia Overseas Core Fund— Class 1 Columbia Management Investment Advisers, LLC (Adviser)	0.80%	38.26%	9.19%	7.82%
Capital appreciation by investing in an actively managed portfolio of mid-sized value stocks	COLUMBIA THREADNEEDLE INVESTMENTS Columbia Select Mid Cap Value Fund—Class 1 Columbia Management Investment Advisers, LLC (Adviser)	0.83%*	14.18%	11.18%	10.44%
Long-term capital appreciation by investing in a strategy focused on value stocks built for growth	COLUMBIA THREADNEEDLE INVESTMENTS Columbia Small Cap Value Discovery Fund— Class 2 (formerly Columbia Small Cap Value) Columbia Management Investment Advisers, LLC (Adviser)	1.16%*	14.66%	12.19%	11.20%
Long-term capital appreciation by investing predominantly in small companies that appear built for long- term growth	COLUMBIA THREADNEEDLE INVESTMENTS Columbia Small Company Growth Fund—Class 2** Columbia Management Investment Advisers, LLC (Adviser)	1.12%*	21.29%	3.32%	14.89%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
Long-term capital appreciation	DWS DWS Global Small Cap VIP—Class A DWS Investment Management Americas, Inc (Adviser)	0.87%*	20.51%	6.74%	6.70%
Long-term capital growth	DWS DWS International Opportunities VIP—Class A DWS Investment Management Americas, Inc (Adviser)	0.86%*	18.92%	3.13%	7.37%
Seeks to maintain a stable net asset value (NAV) of $1.00 per share	FEDERATED HERMES INSURANCE SERIES Federated Hermes Government Money Fund II—Service Shares Federated Hermes Investment Management (Adviser)	0.63%*	3.73%	2.80%	1.73%
High current income and moderate capital appreciation	FEDERATED HERMES INSURANCE SERIES Federated Hermes Managed Volatility Fund II—Primary Shares Federated Global Investment Management Corp. (Fed Global), Federated Investment Management Company (FIMCO) and Federated Equity Management Company of Pennsylvania (FEMCOPA) (Advisers)	0.97%*	7.03%	6.56%	6.85%
Current income	FEDERATED HERMES INSURANCE SERIES Federated Hermes Quality Bond Fund II—Primary Shares Federated Hermes Investment Management Company (Adviser)	0.74%*	7.08%	1.10%	2.99%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
Long-term capital appreciation	FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS Fidelity® VIP Contrafund® Portfolio —Service Class 2 Fidelity Management & Research Company (FMR) (Adviser) FMR Co., Inc. and other investment advisers (Subadviser)	0.79%	21.24%	15.08%	15.49%
Capital appreciation	FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS Fidelity® VIP Growth Portfolio— Service Class 2 Fidelity Management & Research Company (FMR) (Adviser) FMR Co., Inc. and other investment advisers (Subadviser)	0.80%	14.63%	13.42%	17.16%
High level of current income, while also considering growth of capital	FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS Fidelity® VIP High Income Portfolio —Service Class 2 Fidelity Management & Research Company (FMR) (Adviser) FMR Co., Inc. and other investment advisers (Subadviser)	1.06%*	10.31%	4.00%	5.34%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
Investment results that correspond to the total return of common stocks publicly traded in United States, as represented by the S&P 500 Index	FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS Fidelity® VIP Index 500 Portfolio— Service Class 2 Fidelity Management & Research Company (FMR) (Adviser) Geode Capital Management, LLC (Geode®) and FMR Co., Inc. (Subadvisers)	0.34%	17.48%	14.03%	14.42%
Long-term growth of capital	FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS Fidelity® VIP Mid Cap Portfolio— Service Class 2 Fidelity Management & Research Company (FMR) (Adviser)	0.80%	11.49%	9.83%	10.31%
Above-average income and long- term capital growth	FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS Fidelity® VIP Real Estate Portfolio —Service Class 2 Fidelity Management & Research Company (FMR) (Adviser) FMR Co., Inc., FMR Investment Management (UK) Limited, and other advisers (Subadvisers)	0.85%	2.90%	3.98%	3.61%
Capital appreciation, with income as a secondary goal	FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST Franklin Mutual Shares VIP Fund— Class 2 Franklin Mutual Advisers, LLC (Adviser)	0.94%	11.52%	9.20%	7.53%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
Long-term total return	FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST Franklin Small Cap Value VIP Fund —Class 2 Franklin Mutual Advisers, LLC (Adviser)	0.91%*	7.65%	8.86%	9.81%
Income	FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST Franklin U.S. Government Securities VIP Fund—Class 2 Franklin Advisers, Inc. (Adviser)	0.79%	6.69%	0.02%	1.14%
High level of current income, while also considering preservation and appreciation of capital	FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST Templeton Global Bond VIP Fund— Class 2 Franklin Advisers, Inc. (Adviser)	0.75%*	15.73%	-0.96%	-0.15%
Capital growth over long term	LINCOLN VARIABLE INSURANCE PRODUCTS TRUST LVIP J.P. Morgan Small Cap Core Fund —Service Class Lincoln Financial Investments Corporation (Adviser) J.P. Morgan Investment Management Inc. (Subadviser)	1.02%	10.00%	6.13%	8.66%
Long-term growth of capital by investing primarily in common stocks of U.S. companies operating in sectors investment adviser believes will be fastest growing	T. ROWE PRICE EQUITY SERIES All-Cap Opportunities T. Rowe Price Associates, Inc. (Adviser)	0.80%*	16.30%	12.22%	16.93%
High level of dividend income and long-term capital growth through investments in large-capitalization stocks of companies with strong track record of paying dividends or that are undervalued	T. ROWE PRICE EQUITY SERIES Equity Income Portfolio T. Rowe Price Associates, Inc. (Adviser)	0.74%	14.36%	11.17%	10.51%

Investment Objective	Investment Option and Adviser/ Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
Highest total return over time consistent with emphasis on both capital growth and income	T. ROWE PRICE EQUITY SERIES Moderate Allocation Portfolio T. Rowe Price Associates, Inc. (Adviser)	0.85%*	14.50%	5.50%	7.84%
Long-term growth of capital through investments primarily in common stocks of established non-U.S. companies	T. ROWE PRICE INTERNATIONAL SERIES International Stock Portfolio T. Rowe Price Associates, Inc. (Adviser) T. Rowe Price International Ltd and T. Rowe Price Singapore Private Ltd (Subadvisers)	0.95%	18.41%	3.92%	7.10%

*       These Investment Options and their investment advisers have entered into contractual fee waivers or expense reimbursement arrangements. These temporary fee reductions are reflected in their annual expenses. Those contractual arrangements are designed to reduce total annual portfolio operating expenses for Policyowners and will continue until at least April 30, 2027.

**       This Fund is closed to new investment. You can no longer allocate premiums or transfer Accumulated Value to the Subaccount that invests in this Fund.

[Back Cover Page]

Please retain this Annual Notice with your Policy prospectus for future reference. The last Prospectus and Statement of Additional Information as part of the registration statement we filed with the Securities and Exchange Commission (SEC) are dated May 1, 2009. Both documents contain additional important information about the Policy. You may call us toll-free at 1-800-247-4170 or write to us at 5400 University Avenue, Des Moines, Iowa 50266, to request additional information and to ask questions about your Policy.

Reports and other information about the Variable Account are available on the SEC website at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

[C000060383]